SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEUDLE 13D/A
(Amendment No. 2)
Under the Securities Exchange Act of 1934

ALLIED WASTE INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share (Title of class of securities)	019589308 (CUSIP number)

GSCP (NJ), Inc.
c/o GSC Partners
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932
Attn: Matthew C. Kaufman

with a copy to:

Hillel Bennett
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400
(Name, address and telephone number of person authorized
to receive notices and communications)

December 18, 2003
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 23 pages)

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 2 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP (NJ), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 0 11,049,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 3 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP (NJ), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 0 11,049,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 4 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GREENWICH STREET INVESTMENTS II, LLC 13-4012044

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 0 11,049,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 5 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GREENWICH STREET CAPITAL PARTNERS II, L.P. 13-4012047

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 9,882,457 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 6 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP OFFSHORE, L.P. 52-2110184

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 334,815 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 7 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GREENWICH FUND, L.P. 13-4012046

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 205,972 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 8 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GREENWICH STREET EMPLOYEES FUND, L.P. __-_________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 578,025 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 9 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TRV EXECUTIVE FUND, L.P. __-_________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: [OO]

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 48,730 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 10 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ALFRED C. ECKERT III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 0 11,049,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 11 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KEITH W. ABELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 0 11,049,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 12 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert A. Hamwee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 0 11,049,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 13 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard M. Hayden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 0 11,049,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 14 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas V. Inglesby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 0 11,049,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 15 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew C. Kaufman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 0 11,049,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 16 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christine K. Vanden Beukel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 0 11,049,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 17 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Wagner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 0 11,049,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No.: 019589308	Page 18 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SANJAY H. PATEL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 11,049,999 0 11,049,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,049,999 - See Item 5 (not to be construed as an admission of beneficial ownership).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - See Item 5

14	TYPE OF REPORTING PERSON* IN

This Amendment No. 2 supplements and amends the Report on Schedule 13D originally filed on August 10, 1999 and as amended by Amendment No. 1 on September 4, 2003 (“Amendment No. 1” and collectively, the “Statement”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Allied Waste Industries, Inc. (the “Allied”). Unless otherwise indicated each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by deleting the last paragraph and adding the following to the end thereof:

          On December 18, 2003 the Greenwich Street Funds, together with Apollo, Blackstone, DLJ and certain unrelated investors (collectively, the “Investors”) and Allied consummated a transaction contemplated by the July 31, 2003 Exchange Agreement (the “Exchange Agreement”), a copy of which was filed as an exhibit to Amendment No. 1 and is hereby incorporated by reference, whereby the Investors exchanged the shares of Preferred Stock beneficially owned by them for shares of the Common Stock of Allied. Upon the consummation of the exchange transaction the Investors entered into a Third Amended and Restated Shareholders’ Agreement dated December 18, 2003 (the “Third Amended Shareholders Agreement”), a copy of which is attached as an exhibit hereto, and the Second Amended and Restated Registration Rights Agreement dated December 18, 2003 (the “Second Amended Registration Rights Agreement”), a copy of which is attached as an exhibit hereto.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER.

Item 5 is hereby amended and supplemented by deleting in its entirety the response to sections (a) and (b) and replacing it with the following :

          Pursuant to the terms of the Exchange Agreement, on December 18, 2003 (the “Closing Date”), the Greenwich Street Funds exchanged all the shares of Preferred Stock owned by them for 11,049,999 shares of Common Stock. Upon the Closing Date, the Greenwich Street Funds’ ownership of the outstanding Common Stock was 3.5% based on 319,705,010 shares of Common Stock, which the Company has informed the Reporting Persons is the total outstanding shares of Common Stock as of the Closing Date, after giving effect to the exchange transaction.

          While each of the Reporting Persons may be deemed to beneficially own the shares held by the Investors (collectively, the “Investors' Shares”), each of the Reporting Persons disclaims beneficial ownership of all Investors’ Shares other than those held by the Greenwich Street Funds.

          By virtue of their position as managing members of GSI, each of Mr. Abell, Mr. Eckert III, Mr. Hamwee, Mr. Hayden, Mr. Inglesby, Mr. Kaufman, Mr. Patel, and Ms. Vanden Beukel may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Investors' Shares that may be deemed to be owned beneficially by GSI. Each of Mr. Abell, Mr. Eckert III, Mr. Hamwee, Mr. Hayden, Mr. Inglesby, Mr. Kaufman, Mr. Patel, and Ms. Vanden Beukel disclaims beneficial ownership of the Investors' Shares.

          By virtue of their position as a managing director, executive officer and shareholder of GSCP (NJ), Inc. and a limited partner of GSCP (NJ), L.P. each of Mr. Abell, Mr. Eckert III, Mr. Hamwee, Mr. Hayden, Mr. Inglesby, Mr. Kaufman, Mr. Patel, Ms. Vanden Beukel and Mr. Wagner, each of Mr. Abell, Mr. Eckert III, Mr. Hamwee, Mr. Hayden, Mr. Inglesby, Mr. Kaufman, Mr. Patel, Ms. Vanden Beukel and Mr. Wagner may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Investors' Shares that may be deemed to be owned beneficially by GSCP (NJ), Inc. and GSCP (NJ), L.P. Each of Mr. Abell, Mr. Eckert III, Mr. Hamwee, Mr. Hayden, Mr. Inglesby, Mr. Kaufman, Mr. Patel, Ms. Vanden Beukel and Mr. Wagner disclaims beneficial ownership of the Investors' Shares.

          Subject to market conditions, the standstill provisions contained in the Third Amended Shareholders Agreement and other factors, the Greenwich Street Funds or their affiliates may acquire or dispose of shares of Allied from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by Allied, may enter into agreements with the management of Allied relating to acquisitions of shares of Allied by members of management, issuances of options to management or their employment by the surviving corporation, or may effect other similar agreements or transactions.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by deleting the last five paragraphs of this item and adding the following to the end thereof:

          On July 31, 2003, the Investors and Allied entered into the Exchange Agreement pursuant to which each of the Investors agreed to exchange all of their shares of Preferred Stock for shares of Common Stock at the rate of 110.5 shares of Common Stock per share of Preferred Stock.

          On December 18, 2003, following stockholder approval of the Exchange Agreement, the Investors and Allied consummated the exchange transaction whereby the Greenwich Street Funds exchanged all shares of Preferred Stock owned by them for an aggregate of 11,049,999 shares of Common Stock.

          Pursuant to the terms of the Exchange Agreement, the Greenwich Street Funds are restricted from selling their shares of Common Stock for one year subsequent to the closing.

          Pursuant to the terms of the Third Amended Shareholders Agreement, until July 30, 2009 (or until the holdings of the Investors decrease below certain levels or certain other events occur), the Investors are prohibited from engaging in certain transactions with respect to the voting stock of Allied, including certain acquisitions or dispositions of stock of Allied and certain actions with respect to election of directors of Allied. Apollo and Blackstone hold rights to appoint certain members to the Board of Directors of Allied. None of the Greenwich Street Funds hold any rights in respect of the appointment of members to the Board of Directors of Allied.

          On December 18, 2003 the Investors and Allied entered into the Second Amended Registration Rights Agreement to provide that the shares of Common Stock issued in exchange for the Preferred Stock in the exchange transaction would be subject to certain registration rights of the Investors.

          The descriptions of the Exchange Agreement, the Third Amended Shareholders Agreement and the Second Amended Registration Rights Agreement set forth above are qualified in their entirety by reference to the Exchange Agreement, the Third Amended Shareholders Agreement and the Second Amended Registration Rights Agreement, copies of which have been filed as Exhibit 3, 5 and 6, respectively, to this Statement and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 5:	Third Amended and Restated Shareholders Agreement, dated December 18, 2003, among Allied, the Greenwich Street Funds, DLJ, Apollo and Blackstone and certain other unrelated investors.

Exhibit 6:	Second Amended and Restated Registration Rights Agreement , dated December 18, 2003, among Allied, the Greenwich Street Funds, DLJ, Apollo and Blackstone and certain other unrelated investors.

SIGNATURE

The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this Statement is true, complete and correct.

Dated: January 5, 2004

GSCP (NJ), L.P. By: GSCP (NJ), Inc., its general partner By: /s/ Matthew Kaufman Name: Matthew C. Kaufman Title: Managing Director

GSCP (NJ), INC. By: GSCP (NJ) Holdings, L.P., its sole member By: /s/ Matthew Kaufman Name: Matthew C. Kaufman Title: Managing Director

GREENWICH STREET INVESTMENTS II, L.L.C. By: /s/ Matthew Kaufman Name: Matthew C. Kaufman Title: Managing Director

GREENWICH STREET CAPITAL PARTNERS
II, L.P.
GSCP OFFSHORE FUND, L.P.
GREENWICH FUND, L.P.
GREENWICH STREET EMPLOYEES
FUND, L.P.
TRV EXECUTIVE FUND, L.P.

By:       Greenwich Street Investments II, L.L.C.,
              its general partner

By:        /s/ Matthew Kaufman
             Name:   Matthew C. Kaufman
Title: Managing Director

Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Sanjay H. Patel, Christine K. Vanden Beukel and Andrew Wagner

By:        /s/ Matthew Kaufman
             as Attorney-in-Fact*

By:        /s/ Andrew Wagner
             as Attorney-in-Fact*

*Attorneys-in-Fact under Power of Attorney dated January 4, 2002 as filed with the SEC as Exhibit 7(L) to the Schedule 13D/A for Moore Corporation Limited filed by Greenwich Street Capital Partners II, L.P. et al. on January 7, 2002.

EXHIBIT INDEX

Exhibit 5:	Third Amended and Restated Shareholders Agreement, dated December 18, 2003, among Allied, the Greenwich Street Funds, DLJ, Apollo and Blackstone and certain other unrelated investors.

Exhibit 6:	Second Amended and Restated Registration Rights Agreement , dated December 18, 2003, among Allied, the Greenwich Street Funds, DLJ, Apollo and Blackstone and certain other unrelated investors.